EXHIBIT 99.1

DHX MEDIA PROVIDES AN UPDATE ON RECENT DEVELOPMENTS,

AND RE-AFFIRMED ANNUAL GUIDANCE

Halifax, Canada – (April 26, 2016) – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX), the world’s leading independent, pure-play kids’ content company, is pleased to provide an update on recent developments, and updated annual guidance.

This press release in its entirety is intended to be incorporated by reference into the base shelf prospectus filed by the Company on July 2, 2015.

RECENT DEVELOPMENTS

Since filing its Annual Information Form, on September 28, 2015, DHX has announced a number of strategic content deals and announced other significant developments.

Strategic Content Deals:

•	December 8, 2015: Announced a strategic content pact with DreamWorks Animation including 130 episodes of co-produced content as well as the license of more than 1,300 half-hours of content to be aired on DHX Television from DreamWorks Animation and its subsidiary AwesomenessTV.

•	December 15, 2015: Announced a long-term partnership with Mattel Inc. for the co-production, and distribution of new content for four marquee Mattel- owned brands including Bob the BuilderTM, Fireman SamTM, Little PeopleTM, and Polly PocketTM.

•	April 19, 2016: Announced that it had expanded the Mattel relationship with a further agreement pertaining to the Rainbow MagicTM property, whereby DHX will produce new original content for a brand with an established presence in the world of print media.

Across these strategic content deals, DHX has made commitments to co-develop, co-fund and produce a significant volume of new content and to support each initiative with business, marketing, and brand management resources. DHX believes these types of transactions are consistent with its core strategy to develop and exploit world-renowned children’s content.

Other Significant Developments:

•	September 16, 2015: Announced a deal to provide more than 2,500 half-hours of content to Alibaba Group’s video-on-demand service.

•	November 16, 2015: Extended presence in China with the execution of two non-exclusive content distribution deals with SVOD operators in China.

•	January 29, 2016: Announced rebranding of DHX Studios and a new 60,000 square-foot animation studio under construction in Vancouver slated for completion in Dec. 2016.

•	April 25, 2016: Unveiled WildBrain, a world-leading Multi-Platform Kids Network that leverages DHX’s digital expertise to monetize children’s content.

These initiatives highlight DHX’s continued dedication to monetization and value- driving initiatives through joint ventures, M&A and collaborations.

UPDATED GUIDANCE

DHX would also like to provide the following update to its latest annual guidance which was included in the MD&A dated February 16, 2016 for revenues, gross margins, cash SG&A expenses and quarterly pacings. Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted.

Revenues

For Fiscal 2016, DHX expects the following revised targeted ranges:

•	For production revenue and producer and service fee revenues: $40-45 million and $47.5- 52.5 million, respectively. Management expects quarterly revenue pacing revised slightly to be approximately 10%, 49%, 28%, 13%, and 29%, 23%, 27%, 21%, for Q1 to Q4, respectively.

•	For distribution (library) revenues, including both digital and traditional distribution revenue sources: $80-90 million. Management expects quarterly revenue pacing revised slightly to be approximately 16%, 22%, 28%, 34% for Q1 to Q4, respectively, noting that Q3 2015 included a couple of items not expected to recur in Q3 2016.

•	For M&L on owned brands (Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, Degrassi, Twirlywoos, Slugterra, and Make It Pop) including music, royalty, and live tour revenue: $23-27 million. Management expects quarterly revenue pacing revised to be approximately 18%, 17%, 40%, 25% for Q1 to Q4, respectively.

•	For M&L represented: $26-29 million, with the pacing split equally between Q3 and Q4.

•	For other revenue, including new media: $2-3 million.

•	For DHX TV: $67.5 – 72.5 million

Gross Margins

Management has set the following revised target ranges for gross margins across its various revenue categories:

	Expected Quarterly Ranges	Expected Annual Ranges
Proprietary Production	25-40%	31-37%
Production Service	35-45%	40-45%
Distribution	55-75%	60-70%
M&L-owned	50-70%	55-65%
DHX Television	55-70%	60-65%*
M&L-represented	90-100%	95-100%
Other, including New Media	15-35%	20-30%

*	after implementation of the rebranding on November 30, 2015, margin has been increased 5-10% to factor in programming cost synergies.

Operating Expenses (Income)

For Fiscal 2016, DHX expects normalized quarterly cash SG&A revised slightly upwards to range from $16.5-17.5 million, including all operations as we ramp up resources in both distribution and M&L to take advantage of emerging growth opportunities in digital platforms and new territories, for example, China. Resources will also be added to grow the Company’s recently announced Wildbrain Multi-Platform Kids Network. Management expects these investments will pay off in the years to come with continued digital territory expansion and increased M&L revenues from owned properties. In addition, DHX expects to invest $2-4 million in non-recurring marketing and sales efforts in executing its rebranding strategy for DHX Television, a portion of which is not expected to be incurred until Fiscal 2017.

As noted, results of operations for any period are dependent on the number and timing of film and television programs delivered and the licensing deals contracted; accordingly, period results may vary.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Please see the “Use of Non-GAAP Financial Measures”, “Reconciliation of Historical Results to Adjusted EBITDA”, and “Reconciliation of Historical Results to Adjusted Net Income” sections of the Company’s Q2 2016 MD&A for additional discussion and disclosures regarding the use and definition of certain Non-GAAP financial measures. DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com. Unless noted otherwise, all dollar amounts included herein are stated in Canadian dollars.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play kids’ content company. Owner of the world’s largest independent library of kids’ and family content, at more than 11,500 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children’s and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, statements regarding continued monetization and value-driving initiatives through joint ventures, M&A and collaborations, statements regarding potential additional licensing deals, the business strategies and operational activities of DHX, the markets and industries in which it operates and may expand, and the future growth and financial and operating performance of DHX and its subsidiaries and its investments. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations, please contact:

Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media, please contact:

Shaun Smith – Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230